Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Latin America Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-222515) on Form S-8 of Liberty Latin America Ltd. of our report dated February 14, 2018, with respect to the consolidated balance sheets of Liberty Latin America Ltd. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive earnings (loss), equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes and financial statement schedules I and II (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Liberty Latin America Ltd.

/s/ KPMG LLP

Denver, Colorado
February 14, 2018